Exhibit 99.1

Nayax Reports Record Fourth Quarter and Full Year 2023 Financial Results

Full year revenue reached $235.5 million, representing 36% YoY growth; recurring revenue up 44% YoY

Positive full year cash flow from operations – $8.8 million

2024 full year revenue guidance of $325-335 million, representing 38%+ YoY growth;
2024 full year adjusted EBITDA guidance of $30-35 million(1)

HERZLIYA, Israel, February 28, 2024 (Globe Newswire) – Nayax Ltd. (Nasdaq: NYAX, TASE: NYAX), a global commerce payments and loyalty platform designed to help merchants scale their business, today announced its financial results for the fourth quarter and full year 2023.

Management Commentary

“2023 was a fantastic year for Nayax from both a strategic and financial perspective. The inherent operating leverage in our business model continues to be a key driver of our improving margins, as we progress towards our long-term 2028 target of 50% gross margins and 30% adjusted EBITDA margin,” commented Yair Nechmad, Chief Executive Officer and Chairman of the Board.

“2023 also marked a big milestone for Nayax in which we crossed 1,000,000 managed and connected devices. Over the course of the year, we expanded our offering, advanced our level of automation in the company, and significantly improved our operational efficiency. Looking ahead, we see strong tailwinds as we continue to build on our core automated self-service  platform and expand to other geographies.”

Sagit Manor, Chief Financial Officer added, “We ended 2023 with very strong fourth quarter results and we are set up very well for 2024, showcasing the strength and scalability of our business model. Recurring revenue grew by 44% year over year, making up 64% of our total 2023 revenue. Our dollar-based net retention rate remains healthy at 144%, which reflects strong customer satisfaction and loyalty for our comprehensive solutions.”

(1) The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as finance expenses and Issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events.  Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected IFRS net income (loss) being materially less than projected adjusted EBITDA (non-IFRS).

Full Year 2023 Financial Highlights

(All comparisons are relative to the twelve-month period ended December 31, 2022, unless otherwise stated)

•	Revenue of $235.5 million, an increase of 36% year-over-year; recurring revenue from SaaS and processing fees increased 44% year-over-year, comprising 64% of total revenue.

•	Gross margin improved to 37.5% from 34.6% mainly due to higher hardware margins, from 9% to 19%.

•	Operating loss reduced to $12.4 million, compared to an operating loss of $34.0 million.

•	Loss for the period improved by $21.6 million to $15.9 million or ($0.48) per share for 2023, compared to a net loss of $37.5 million, or ($1.14) per share.

•	Adjusted EBITDA improved by $20.9 million to $8.2 million, compared to adjusted EBITDA loss of $12.7 million.

•	Generated positive operating cash flow of $8.8 million and ended the year with $38 million in cash and cash equivalents.

•	As of December 31, 2023, debt balances stood at $52.8 million, out of which approximately $20 million was used to acquire Retail Pro International.

•	Total transaction value grew 54% to $3.65 billion.

•	Number of processed transactions increased 41% to 1.84 billion.

Fourth Quarter 2023 Financial Highlights

(All comparisons are relative to the three-month period ended December 31, 2022, unless otherwise stated)

•	Revenue of $66.6 million, an increase of 31% year-over-year; recurring revenue from SaaS and processing fees increased 43% year-over-year, comprising 63% of total revenue.

Revenue Breakdown Summary	Q4 2023 ($M)	Q4 2022 ($M)	Growth (%)
SaaS revenue	16.2	12.8	27%
Payment processing fees	26.0	16.8	55%
Total recurring revenue (*)	42.2	29.6	43%
POS devices revenue (**)	24.4	21.3	15%
Total revenue (***)	66.6	50.9	31%

(*) Recurring revenue comprised of SaaS revenue and payment processing fees.
(**) POS devices revenue includes revenues that are derived from the sale of our hardware products.
(***) Retail Pro P&L results are included for the first time in the fourth quarter of 2023

•	Gross margin improved to 39.9% from 33.4% mainly due to higher hardware margins, from 9% to 24%.

•	Operating loss reduced to $2.0 million, compared to an operating loss of $7.4 million.

•	Adjusted EBITDA improved by 6.5 million, to $4.0 million, compared to adjusted EBITDA loss of $2.5 million.

•	Loss for the period reduced to $3.3 million, or ($0.10) per share, from a loss of $7.5 million or ($0.23) per share.

Fourth Quarter Business and Operational Highlights

•
Customer expansion continued at a healthy pace, adding 12,000 new customers in the quarter, bringing the total customer base to over 72,000 as of December 31, 2023, an increase of 53% year-over-year. The number of customers includes 7,500 Retail Pro customers, which were included for the first time in Q4 2023.

•	Dollar-based net retention rate remains high at 144%, reflecting strong customer satisfaction, while customer churn rate remained low at 3.4%.

•
Nayax added 171,000 managed and connected devices during the quarter, driven by robust customer demand, bringing the total number of managed and connected devices to 1,044,000 as of year-end 2023, a year over year increase of 44%. The number of managed and connected devices includes 130,000 generated by Retail Pro, included for the first time in Q4 2023.

•	Total transaction value increased by 43% to $975 million, and number of processed transactions grew by 35% to 511 million.

•
On November 30, 2023, we acquired Retail Pro, a global leader in retail POS software with Tier 1 global brand names across the world and an extensive distribution network of over 80+ partner resellers. This transaction will triple our distributor network to over 120 partner resellers and will extend our scale and provide additional meaningful opportunities to cross-sell our payment solutions to Retail Pro’s customer base and their distribution channels.

•	Success with Nayax’ new support hub rollout, increasing efficiencies, reducing technical support calls and case times to desired service level agreement (“SLA”).

•	License granted for Nayax Financial services (NFS) from the UK FCA. Nayax transferred all UK customers from European licenses to NFS in line with regulation requirements.

•
Started introducing Deferred Online functionality in readers on trains of the Deutsche Bahn (German Railways), enabling Nayax to increase card acceptance and sales in tunnels and regions with bad cellular network reception.

Operational Metrics Summary

Key Performance Indicators	Q4 2023	Q4 2022	Growth (%)
Total transaction value ($m)	975	681	43%
Number of processed transactions (millions)	511	378	35%
Take rate % (payments) (*)	2.66%	2.47%	0.19%
Managed and connected devices (**)	1,044,000	725,000	44%

(*) Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the total dollar transaction value by the Company’s processing revenue in the same quarter.
(**) Number of managed and connected devices includes 130,000 generated by Retail Pro, included for the first time in Q4 2023.

Financial Outlook

For the full year 2024, management provided the following outlook:

Revenue is expected to be in the range of $325 million to $335 million (based on constant currency), representing year-over-year organic and inorganic growth of over 38%. Adjusted EBITDA is expected to be in the range of $30 to $35 million as Nayax continues to scale its business.

Over the long term, management expects to maintain an approximate 35% CAGR on revenue, driven by organic growth initiatives and strategic M&A. The long-term adjusted EBITDA margin and gross margin target is 30% and 50%, respectively. Improvements over the coming years are expected to be driven by leasing options for IoT POS, growing SaaS revenue and payment processing fees, and emerging growth initiatives.

It is noted that the financial outlook provided by Nayax constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Please see the cautionary note regarding Forward-looking Statements below.

Conference Calls:

Nayax will host two conference calls and webcasts on February 28, 2023, the first in English and the other in Hebrew to discuss its fourth quarter and full year 2023 results. The call in English will be held at 8:30 a.m. Eastern Time, 3:30 p.m. Israel Time and 5:30 a.m. Pacific Time, followed by the conference call in Hebrew at 9:30 a.m. Eastern Time, 4:30 p.m. Israel time and 6:30 a.m. Pacific Time.

Participating on the calls will be Yair Nechmad, Chief Executive Officer and Sagit Manor, Chief Financial Officer.

For the conference call in English, we encourage participants to pre-register using the link below. Those who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call/webcast start time. You will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

To pre-register, go to:

https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10022962&linkSecurityString=1a935cf038

For those who are unable to pre-register, kindly join the conference call/webcast by using one of the dial-in numbers or clicking the webcast link below.

U.S. TOLL-FREE: 1-855-327-6837
ISRAEL TOLL-FREE: 1-809-458-327
INTERNATIONAL TOLL-FREE: 1-631-891-4304

WEBCAST LINK:
 https://viavid.webcasts.com/starthere.jsp?ei=1652425&tp_key=7561f c 2df4

Participants may also register and join the conference call/webcast by visiting the Events section of the Nayax website, found here: Events

Following the conference call, a replay will be available until March 13, 2024. To access the replay, please dial one of the following numbers:

Replay TOLL-FREE: 1-844-512-2921
Replay TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 10022962

An archive of the audio webcast will be available on Nayax's Investor Relations website.

Nayax - Investor Relations

To access the conference call/webcast in Hebrew, use the link with below:
https://us02web.zoom.us/j/85105523849

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief, or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment over the world; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including ongoing military conflicts in the region; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; factors relating to the acquisition of Retail Pro International, including but not limited to the financing for and payment of the acquisition and our ability to effectively and efficiently integrate the acquired business into our existing business; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on Feb 28, 2024 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward- looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Use of Non-IFRS Financial Information

In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this press release contains Adjusted EBITDA, a non-IFRS financial measure, as a measure to evaluate our past results and future prospects.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period plus finance expenses, tax expense, depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition related costs and our share in losses of associates accounted for by the equity method.

We present Adjusted EBITDA in this press release because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance and for internal planning and forecasting purposes. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe that Adjusted EBITDA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies because it provides consistency and comparability with past financial performance. However, our management does not consider this non-IFRS measure in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Adjusted EBITDA may be different from similarly titled measures used by other companies. The principal limitation of Adjusted EBITDA is that it excludes significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed above. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses are excluded or included in determining Adjusted EBITDA.

A reconciliation is provided at the end of this press release for Adjusted EBITDA to net loss, the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review net loss and the reconciliation to Adjusted EBITDA included below and to not rely on any single financial measure to evaluate our business.

Constant Currency

Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

The Company cannot provide expected 2024 net income without unreasonable effort because certain items that impact net income are out of the Company's control and/or cannot be reasonably predicted at this time, which unavailable information could have a significant impact on the Company’s IFRS financial results.

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. Today, Nayax has 9 global offices, approximately 870 employees, connections to more than 80 merchant acquirers and payment method integrations and is a recognized payment facilitator worldwide. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com

Public Relations Contact:	Investor Relations Contact:
Scott Gamm	Aaron Greenberg
Strategy Voice Associates	Chief Strategy Officer
Scott@strategyvoiceassociates.com	Aarong@nayax.com

NAYAX LTD.
Consolidated Financial Statements
2023 Annual Report

NAYAX LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2023	2022
		(Audited)
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7	38,386	33,880
Restricted cash transferable to customers for processing activity	8	49,858	34,119
Short-term bank deposits		1,269	83
Receivables in respect of processing activity		43,261	25,382
Trade receivable, net	9	41,300	27,412
Inventory		20,563	23,807
Other current assets		8,772	5,777
Total current assets		203,409	150,460

NON-CURRENT ASSETS:
Long-term bank deposits		2,304	1,336
Other long-term assets		5,883	2,948
Investment in associate		5,024	6,579
Right-of-use assets, net	10	5,341	7,381
Property and equipment, net	11	5,487	6,668
Goodwill and intangible assets, net	12	96,411	55,116
Total non-current assets		120,450	80,028
TOTAL ASSETS		323,859	230,488

NAYAX LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2023	2022
		(Audited)
	Note	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	13	47,477	7,684
Current maturities of long-term bank loans	13	1,101	1,052
Current maturities of loans from others and other long-term liabilities	14, 15	5,422	4,126
Current maturities of lease liabilities	10	2,145	2,206
Payables in respect of processing activity		104,523	63,336
Trade payables		17,464	14,574
Other payables		25,650	17,229
Total current liabilities		203,782	110,207

NON-CURRENT LIABILITIES:
Long-term bank loans	13	327	1,444
Long-term loans from others and other long-term liabilities	14,15	14,476	7,062
Post-employment benefit obligations, net		427	403
Lease liabilities	10	4,149	5,944
Deferred income taxes	16	3,108	793
Total non-current liabilities		22,487	15,646
TOTAL LIABILITIES		226,269	125,853

EQUITY:	17
Shareholders Equity:
Share capital		8	8
Additional paid in capital		153,524	151,406
Capital reserves		9,643	9,771
Accumulated deficit		(65,585)	(56,550)
TOTAL EQUITY		97,590	104,635
TOTAL LIABILITIES AND EQUITY		323,859	230,488

NAYAX LTD.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year ended December 31
		2023	2022	2021
		(Audited)
		U.S. dollars in thousands
	Note	(Excluding loss per share data)

Revenues	18	235,491	173,514	119,134
Cost of revenues	19	(147,198)	(113,476)	(70,970)
Gross Profit		88,293	60,038	48,164

Research and development expenses	20	(21,928)	(22,132)	(19,040)
Selling, general and administrative expenses	21	(70,320)	(64,092)	(45,379)
Depreciation and amortization in respect of technology and capitalized development costs	12	(6,430)	(4,268)	(3,810)
Other expenses	1a,6b	(444)	(1,790)	(1,879)
Share of loss of equity method investee		(1,555)	(1,794)	(538)
Loss from ordinary operations		(12,384)	(34,038)	(22,482)

Finance expenses, net	22	(2,288)	(3,020)	(1,655)
Loss before taxes on income		(14,672)	(37,058)	(24,137)

Tax expenses	16	(1,215)	(451)	(632)
Loss for the year		(15,887)	(37,509)	(24,769)

Attribution of loss for the year:
To shareholders of the Company		(15,887)	(37,509)	(24,763)
To non-controlling interests		-	-	(6)
Total		(15,887)	(37,509)	(24,769)

Loss per share attributed to shareholders of the Company:
Basic and diluted loss per share	23	(0.479)	(1.143)	(0.820)

NAYAX LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31
	2023	2022	2021
	(Audited)
	U.S. dollars in thousands
Loss for the year	(15,887)	(37,509)	(24,769)

Other comprehensive income (loss) for the year:

Items that will not be recycled to profit or loss:
Gain (loss) from remeasurement of liabilities (net) in
respect of post-employment benefit obligations	-	146	431
Items that may be recycled to profit or loss:
Gain (loss) from translation of financial statements of foreign activities	(170)	(374)	87
Gains on cash flow hedges	42	-	-
Total comprehensive loss for the year	(16,015)	(37,737)	(24,251)

Attribution of total comprehensive income (loss) for the year:
To shareholders of the Company	(16,015)	(37,737)	(24,181)
To non-controlling interests	-	-	(70)
Total comprehensive loss for the year	(16,015)	(37,737)	(24,251)

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to shareholders of the Company
	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity attributed to shareholders of the Company	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance at January 1, 2021	7	16,689	(329)	9,324	243	(13,433)	12,501	-	12,501
Loss for the year	-	-	-	-	-	(24,763)	(24,763)	(6)	(24,769)
Other comprehensive income (loss) for the year	-	-	431	-	151	-	582	(64)	518
Non-controlling interests from business combination	-	-	-	-	-	-	-	1,530	1,530
IPO (See note 1a2)	1	132,559	-	-	-	-	132,560	-	132,560
Transactions with non-controlling interests	-	-	-	205	-	-	205	(1,460)	(1,255)
Business combination under common control	-	-	-	(26)	-	-	(26)	-	(26)
Employee options exercised	*	1,118	-	-	-	-	1,118	-	1,118
Share-based payment	-	-	-	-	-	9,499	9,499	-	9,499
Balance at December 31, 2021	8	150,366	102	9,503	394	(28,697)	131,676	-	131,676

Changes during the year;
Loss for the year						(37,509)	(37,509)		(37,509)
Other comprehensive income (loss) for the year	-	-	146	-	(374)	-	(228)	-	(228)
Employee options exercised	*	1,040	-	-	-	-	1,040	-	1,040
Share-based payment	-	-	-	-	-	9,656	9,656	-	9,656
Balance at December 31, 2022	8	151,406	248	9,503	20	(56,550)	104,635	-	104,635

Changes during the year;
Loss for the year	-	-	-	-	-	(15,887)	(15,887)	-	(15,887)
Other comprehensive (loss) for the year	-	-	-	42	(170)	-	(128)	-	(128)
Employee options exercised	*	2,118	-	-	-	-	2,118	-	2,118
Share-based payment	-	-	-	-	-	6,852	6,852	-	6,852
Balance at December 31, 2023	8	153,524	248	9,545	(150)	(65,585)	97,590	-	97,590

*Presents less than 1 thousand

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2023	2022	2021
	(Audited)
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(15,887)	(37,509)	(24,769)
Adjustments required to reflect the cash flow from operating activities (see Appendix A)	24,685	9,962	11,963
Net cash provided by (used in) operating activities	8,798	(27,547)	(12,806)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(15,948)	(13,706)	(6,059)
Acquisition of property and equipment	(611)	(1,518)	(2,637)
Loans extended to others	(1,432)	-	-
Investments in associates	-	-	(6,449)
Loans repaid by shareholders	-	-	61
Increase in bank deposits	(2,154)	(480)	(352)
Payments for acquisitions of subsidiaries, net of cash acquired	(18,330)	440	418
Payment of deferred consideration with respect to business combinations	-	(4,500)	(7,335)
Interest received	1,684	76	2
Investments in financial assets	(195)	(6,856)	(446)
Proceeds from sub-lessee	155	-	158
Net cash used in investing activities	(36,831)	(26,544)	(22,639)

CASH FLOWS FROM FINANCING ACTIVITIES:
Initial public offering (IPO)	-	-	132,560
Interest paid	(2,651)	(504)	(630)
Changes in short-term bank credit	39,135	5,874	(11,393)
Support received (royalties paid) in respect to government assistance plans	(55)	(40)	(199)
Transactions with non-controlling interests	-	(186)	(1,069)
Repayment of long-term bank loans	(998)	(2,282)	(1,971)
Receipt of long-term loans from others	-	6,908	-
Repayment of long-term loans from others	(3,626)	(2,577)	(2,175)
Receipt of loans from shareholders	-	-	8,900
Repayment of loans from shareholders	-	-	(8,900)
Decrease in other long-term liabilities	(249)	(288)	(295)
Employee options exercised	2,177	1,152	718
Principal lease payments	(2,182)	(1,851)	(1,406)
Net cash provided by financing activities	31,551	6,206	114,140

Increase (Decrease) in cash and cash equivalents	3,518	(47,885)	78,695
Balance of cash and cash equivalents at beginning of year	33,880	87,332	8,195
Gains (losses) from exchange differences on cash and cash equivalents	906	(6,189)	626
Gains (losses) from translation of cash and cash equivalents of foreign activity	82	622	(184)
Balance of cash and cash equivalents at end of year	38,386	33,880	87,332

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2023	2022	2021
	(Audited)
	U.S. dollars in thousands
Appendix A – adjustments required to reflect the cash flows from operating activities:

Adjustments in respect of:
Depreciation and amortization	12,505	9,028	7,198
Post-employment benefit obligations, net	25	(107)	139
Deferred taxes	(294)	(181)	25
Finance expenses, net	750	4,544	269
Expenses in respect of long-term employee benefits	237	245	193
Share in losses of associate company	1,555	1,794	538
Long-term deferred income	(85)	(104)	(26)
Expenses in respect of share-based payment	6,027	8,747	8,850
Total adjustments	20,720	23,966	17,186

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(15,739)	(10,424)	(5,529)
Increase in receivables from processing activity	(17,880)	(10,986)	(5,429)
Increase in trade receivables	(12,487)	(8,272)	(5,136)
Increase in other current assets	(1,073)	(936)	(1,352)
Decrease (increase) in inventory	3,239	(12,592)	(2,631)
Increase in payables in respect of processing activity	41,187	20,510	13,832
Increase (decrease) in trade payables	1,189	4,519	(3,775)
Increase in other payables	5,529	4,177	4,797
Total changes in operating asset and liability items	3,965	(14,004)	(5,223)
Total adjustments required to reflect the cash flow from operating activities	24,685	9,962	11,963

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment on credit	97	215	118
Acquisition of right-of-use assets through lease liabilities	338	2,048	1,428
Recognition of Sub lease asset	455	-	-
Share based payments costs attributed to development activities, capitalized as intangible assets	825	909	649

        IFRS to Non-IFRS

The following is a reconciliation of loss for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.

Quarter ended as of (U.S. dollars in thousands)
	Dec 31, 2023	Dec 31, 2022
Loss for the period	(3,292)	(7,513)
Finance expense, net	932	132
Tax expense	346	7
Depreciation and amortization	3,503	2,731
EBITDA	1,489	(4,643)
Expenses in respect of share-based compensation	1,763	1,747
Issuance and acquisition costs	444	100
Share of loss of equity method investee (1)	311	295
ADJUSTED EBITDA	4,007	(2,501)

(1) Equity method investee is related to our 2021 investment in Tigapo and IOT Technologies.

        IFRS to Non-IFRS

The following is a reconciliation of loss for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.

Year ended as of (U.S. dollars in thousands)
	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021
Loss for the period	(15,886)	(37,509)	(24,769)
Finance expense, net	2,287	3,020	1,655
Tax expense	1,215	451	632
Depreciation and amortization	12,505	9,028	7,198
EBITDA	121	(25,010)	(15,284)
Expenses in respect of share-based compensation	6,033	8,747	8,850
Issuance and acquisition costs	444	1,790	1,879
Share of loss of equity method investee (1)	1,555	1,794	538
ADJUSTED EBITDA (2)	8,153	(12,679)	(4,017)

(1)
Consists primarily of (i) fees and expenses, other than underwriter discount and commissions, incurred in connection with our May 2021 initial public offering on the TASE and (ii) expenses incurred in connection with our listing on Nasdaq in September 2022.

(2)	Share of loss of equity method investee is related to our 2021 investment in Tigapo. Retail Pro P&L figures are included for the first time in Q4.2023.